1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

July 22, 2020

VIA EDGAR

Ms. Deborah O'Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,349

Dear Ms. O'Neal:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,349 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act"), on behalf of iShares Global Consumer Discretionary ETF ("RXI") and iShares Preferred and Income Securities ETF ("PFF," and together with RXI, the "Funds"). Each Fund is a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on June 30, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in applicable Fund's prospectus unless otherwise defined in this letter and each comment applies to both Funds unless the comment indicates otherwise.

Comment 1:  Please include each Fund's completed fee table, cost example, and performance presentation with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:       The requested information has been provided.

Comment 2:  For RXI, please disclose the number or range of components in the Underlying Index.

Response:   The Underlying Index includes approximately 150 components. The Trust respectfully notes that the approximate number of components in the Underlying

NEW YORK     WASHINGTON     HOUSTON     PALO ALTO     SAN FRANCISCO     CHICAGO     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN      ROME

Securities and Exchange Commission

July 22, 2020

Index is disclosed in the "Construction and Maintenance of the Underlying Indexes" section of the Fund's SAI.

Comment 3:  For RXI, the Fund's name includes the term "global." Please expressly describe how the fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response:       In its release adopting Rule 35d-l,1 the SEC stated that the term "global" connotes diversification among investments in a number of different countries throughout the world and that "global" funds are not subject to Rule 35d-l. Based on the Index Provider's methodology, component securities of the Underlying Index—the S&P Global 1200 Consumer Discretionary (Sector) Capped IndexTM—are drawn from seven country and regional equity benchmarks (i.e., the S&P 500, the S&P/ASX All Australian 50, the S&P Europe 350, the S&P Asia 50, the S&P/TSX 60, the S&P Latin America 40, and the S&P/TOPIX 150). In addition, the Trust respectfully notes that the Fund's prospectus discloses the various countries included in the Underlying Index (approximately 18 as of March 31, 2020). In seeking to track the Underlying Index, which—as stated in the Fund's Prospectus— is "designed to measure the performance of global equities in the consumer discretionary sector," the Fund intends to make investments in a number of different countries throughout the world. As a result, the Trust is of the position that the inclusion of the term "global" in the name of the Fund is appropriate and consistent with the position stated by the SEC in the Adopting Release. The Trust additionally notes that, consistent with its prior discussions with the Staff and based on the ICI memorandum2 regarding Staff comments on fund names, the 40% representation is not compulsory for funds using the term "global" in their name. As a result, the Trust respectfully declines to add the requested disclosure to the Fund.

1

2

Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) at n.42 (the "Adopting Release"). See also Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 10 ("The terms 'international' and 'global' connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.").

Investment Company Institute, SEC Staff Comments on Fund Names (Rule 35d-l) (June 4, 2012) ("The staff believes that one effective way to satisfy [Section 35(d) and Rule 35d-1 for funds using the term 'global' and 'international' in the fund names] is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US or, if conditions are not favorable, invest at least 30 percent of its assets outside the US. They do not believe, however, that this approach is compulsory.").

Securities and Exchange Commission

July 22, 2020

Comment 4:  For PFF, please disclose the number or range of components in the Underlying Index and the date and frequency of its rebalancing.

Response:      The Underlying Index includes approximately 491 components, and the securities in the Underlying Index are updated on the last calendar date of each month. The Trust respectfully notes that (i) the approximate number of components included in the Underlying Index and (ii) the frequency of rebalancing are each disclosed in the "Construction and Maintenance of the Underlying Indexes" section of the Fund's SAI.

Comment 5:   Is it possible to list the top 2 or 3 principal risks that are relevant to each Fund? Please see ADI 2019-08 - Improving Principal Risks Disclosure.

Response:       The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled "Fund Overview - Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

****

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Nadia Persaud Anne Choe Michael Gung George Rafal Jamie Hahn